Filed by US Airways Group, Inc.
Commission File No. 001-8444
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

The information filed herewith was posted on the http://newamericanarriving.com/ website.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Third Party Quotations:

“Bottom line: This merger is about better airline service in the U.S.”

– Scott McCartney, Columnist, The Wall Street Journal (2.14.13)

“The prospective merger will provide the traveling public with a larger, more integrated air carrier capable of delivering expanded service to more markets.”

– Steven Carvell, Dean of Academic Affairs, Cornell School of Hotel Administration (2.14.13)

“In the short term, frequent fliers will benefit from more routes and more choices, and a management that will likely want to reassure them that the benefits they’re used to won’t change.”

– Gary Leff, Cofounder, MilePoint.com (2.14.13)

“The markets that they have will most likely stay. The combined frequent flier base could even encourage more travel.”

– Edward Freni, Director of Aviation, Massachusetts Port Authority (2.14.13)

“[Parker] learns from his past mistakes. He’s done this the right way, and it’s showing. He’s not a distant, standoff-ish kind of guy. He’s a really bright, forward-thinking man and a great manager…He’s got the right personality to lead a team. He would do a great job at American, and probably give it the juice it needs.”

– Gordon Bethune, Former CEO, Continental Airlines (2.14.13)

“Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and restore American’s prominence.”

– Laura Glading, President, Association of Professional Flight Attendants (2.14.13)

“Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.”

– Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants–CWA (2.14.13)

“We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.”

– Keith Wilson, President, Allied Pilots Association (2.14.13)

“This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.”

– Captain Gary Hummel, President, USAPA (2.14.13)

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.”

– James C. Little, International President, TWU (2.14.13)

“AA is a key strategic partner for IAG and it has done a great job to restructure its business and establish the prospect of a bright and profitable future in tandem with US Airways. We would like to pay tribute to the work that Tom Horton and Doug Parker have done to bring about this merger and look forward to working with them in their new roles. Our relationship with the new airline will remain strong as we work together to enhance our transatlantic joint business and the oneworld alliance.”

– International Airlines Group (2.14.13)

“The new American Airlines will return to a position of industry preeminence.”

– Dennis Tajer, Spokesperson, Allied Pilots Association (2.14.13)